Exhibit 12.1

THE INTERPUBLIC GROUP OF COMPANIES, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

(in millions except ratios)

	Three Months Ended March 31, 2004		Years Ended December 31,
			2003		2002		2001	2000		1999
EARNINGS
Pre-tax income from continuing operations	$(41.9)		$(269.0)		$211.4		$(586.4)	$778.9		$630.6

FIXED CHARGES
Interest expense	39.1		172.8		145.6		164.6	126.3		99.5
Rent interest factor	36.9		149.8		145.2		148.8	141.6		126.1

Total Fixed Charges	$76.0		$322.6		$290.8		$313.4	$267.9		$225.6

Adjusted Earnings	$34.1		$53.6		$502.2		$(273.0)	$1,046.8		$856.2
Ratio of Earnings to Fixed Charges	—	(2)	—	(2)	1.73	x	— (2)	3.91	x	3.80	x

(1)	In calculating the ratio of earnings to fixed charges, earnings are the sum of earnings from continuing operations before income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates, plus fixed charges. Fixed charges are the sum of interest on indebtedness, amortization of debt discount and expense and that portion of net rental expense deemed representative of the interest component.
(2)	For the three months ended March 31, 2004 and the years ended December 31, 2003 and December 31, 2001, we had a deficiency of earnings to fixed charges. Results as reported would have required additional earnings of $41.9 million, $269.0 million and $586.4 million, respectively, to provide a one-to-one coverage ratio for those periods. The decline in the ratio of earnings to fixed charges subsequent to 2000 is due to lower income from operations, including restructuring and merger-related charges (in 2001, 2003 and 2004), impairment charges (in 2001, 2002, 2003 and 2004) and litigation charges (in 2003) as compared to prior periods.